                                                      Filed by AirGate PCS, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12(b) of the Securities Act of 1934
                                                     Subject Company: iPCS, Inc.
                                        Commission File No. 333-47682; 333-47688



                                AIRGATE PCS/iPCS

                      Analysts Teleconference Call Script

                          Moderator:  Thomas Dougherty
                                August 29, 2001
                                  7:30 a.m. MT

Operator:           Good morning, everyone. Welcome to the AirGate iPCS analysts and investor's teleconference call. With us today, we have Thomas M. Dougherty, President and Chief Executive Officer of AirGate PCS and Timothy M. Yager, President and Chief
                    Executive Officer of iPCS. After the opening remarks, you will be taking questions. At that time, you will need to press the one, followed by the four on your telephone. This call is intended for financial analysts and investors only.
                    All other participants will be placed in a listen-only mode.
                    This call is being recorded. Your participation implies consent to our recording this call. If you do not agree to these terms, simply drop off the line.

                    Now I'd like to turn the conference over to Alan Catherall. Please go ahead, sir.

Alan Catherall:     Thank you, operator. Good morning, ladies and gentlemen.
                    This is Alan Catherall, Chief Financial Officer of AirGate.
                    As we've already mentioned, joining me this morning is Tom
                    Dougherty, President and Chief Executive Officer of AirGate, as well as Tim Yager, President and Chief Executive Officer of iPCS.

                    Before we begin, I'd like to make the following disclosure. Certain forward-looking statements that will be made by management during this call are being provided in reliance upon the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Since these forward-looking statements are based on factors that involve risks and uncertainties, actual results may differ materially from those contained in this presentation. These factors are disclosed with our filings with the SEC. We do not assume any obligation to update these forward-looking statements.

                    I'd now like to turn the call over to Tom Dougherty, who will make some opening remarks. Tom?

Tom Dougherty:      Thank you, Alan. Good morning, everyone, and thank you for joining us. We've very excited about our combination with iPCS, which will create what we believe will be the premiere
                    Sprint PCS network partner. Before moving into this presentation, I'd like to give Tim Yager the opportunity to share with you his thoughts about this morning's announcements. Tim?

Tim Yager:          Thank you, Tom. I'm pleased to be here and am excited about the future of a combined AirGate and iPCS. Both our companies share a common culture and strategic approach to our markets and focus on shareholder value. We both have successfully executed our strategies and enjoy superior subscriber growth. The wireless communications industry continues to evolve and grow at an unprecedented rate. We look forward to quickly closing this transaction so we can begin working together with AirGate to combine best practices and create a true leader within our industry, bringing additional value to our shareholders, opportunities for employees and strengthening relationships with our customers.

                    I'll now turn the call back over to Tom Dougherty.  Tom?

T. Dougherty:       Thank you, Tim. Many of you on this call are, of course,
                    very familiar with AirGate and you know that we have some of the best operating metrics among the Sprint affiliates. To ensure that we continue to bring value to shareholders and customers alike, we have been very disciplined in our expansion. With iPCS, we are confident that we found the right partner to build value while creating a true leader within the wireless communications industry.

                    Like AirGate, iPCS has strong relationships with its customers, densely populated territories, attractive market demographics and a fully funded business plan. Undoubtedly, this is the right transaction at the right time.

                    As announced in our press release earlier today, the boards of directors of both AirGate and iPCS have unanimously approved an agreement under which AirGate and iPCS will combine in a tax-free, stock for stock transaction. The transaction has an enterprise value of approximately $900 million based on our closing stock price yesterday. The terms of the transaction are straightforward. Specifically, AirGate will issue approximately 12.4 million shares of AirGate common stock. AirGate will hold in reserve an additional 1.1 million shares for issuance upon the exercise of the outstanding iPCS options and warrants. Assuming full conversion of each company's options and warrants, AirGate shareholders will own approximately 52.5 percent of the combined company and iPCS shareholders will own approximately 47.5 percent. AirGate will also assume approximately $95 million of iPCS net debt.

                    Upon completion of the transaction, iPCS will become a wholly owned subsidiary of AirGate. Barry Shiftman [sp] will remain as Chairman of AirGate and I will remain President and CEO. Alan Catherall will remain CFO of AirGate. Tim Yager, iPCS's President and CEO will continue in that position until the transaction closes. Tim will then join the AirGate Board of Directors as one of iPCS's three designated director. A representative of the Blackstone Group, which through its affiliated fund, is a significant shareholder of iPCS, and another independent director will be agreed upon by both AirGate and iPCS and will also be added to the combined company's board.

                    When all is said and done, AirGate's board will expand to include nine members. We will meet customary regulatory approval and review--I'm sorry regular--regulatory review and approvals by the shareholders of AirGate, both company's senior secured lenders and Sprint PCS. A majority of the shareholders of iPCS have agreed to vote their shares in favor of the merger. We believe that all of our constituencies will recognize the merits of this combination and that approvals can be obtained quickly. We expect the transaction to close by the end of the February 2002.

                    I'd now like to turn the call over to Alan again. Who will provide you with some more detail on iPCS and its markets. Where we believe significant opportunities exists for additional revenue growth and market penetration. Alan?

A. Catherall:       Thanks, Tom. We believe that this is a unique opportunity to expand our existing network and customer base and allow us to leverage our operating expertise across iPCS's strong and attractive markets. For those of you unfamiliar with iPCS, is the fifth largest Sprint PCS affiliate. As the exclusive rights to provide mobile, wireless personal communication network services under the Sprint PCS brand to over 7.4 million POPS, and, as of June 30, at over 107,000 subscribers.

                    IPCS's service territory is adjacent to several major metropolitan areas but are operated by Sprint PCS, including Chicago, Detroit, DeMoine, Indianapolis and St. Louis. Thereby, offering us additional sources of roaming revenue. Additionally, in many of iPCS's markets competition is more fragment--fragmented than is generally the case for wireless service providers operating in larger metropolitan markets. iPCS is the first or second PCS entrance in most of its markets. iPCS's territory is rich in population density and has strong demographics. For instance the territory includes the headquarters of a number of large companies, such as State Farm Insurance, Archer Daniels Midland, Dow Chemical, John Deere, and Caterpillar, as well as over 90 colleges and universities. By leveraging our joint operating expertise, and the Sprint brand, we believe there is significant potential for additional subscriber growth and market penetration in our combined territory.

                    iPCS's territory, also includes Grand Rapids, the largest market affiliated by Sprint PCS with over 1 million POPS. Other key markets include Cedar Rapids, Champaign-Urbana, Peoria, the Quad Cities, Seganal Bay City [sp], and Springfield. Combined with iPCS, we will have approximately 11 million covered POPS, making AirGate the largest Sprint PCS network partner based on coverage.

                    We are proud to say that the combined company will also boast a subscriber growth rate among the highest in the industry. With that, let me turn the call back over to Tom.

T. Dougherty:       Thanks, Alan. As you can see this transaction brings
                    together two companies to create a formidable competitor and an outstanding service provider, while creating significant value for shareholders. Together with iPCS we will be well positioned to capture the growing opportunities in the wireless communications industry. Both AirGate's and iPCS's operating regions enjoy strong demographics that support the continued demand for wireless service.

                    AirGate's territory has one of the highest population densities among Sprint PCS affiliates and a significant number of highway miles and major interstate corridors leading to tourists' destination. As Alan discussed, iPCS's shares these demographic strengths.

                    As you know, infrastructure and funding is a competitive differentiator within our industry. AirGate has already completed its network build out. In fact, we successfully completed AirGate's build out plan in less than 10 months, an industry record. iPCS expects to--its build out to be completed by the end of this year. Importantly, both companies are fully funded with a significant cash cushion to finance further growth.

                    By the end of this year, our combined network infrastructure will cover 12 million people in key markets throughout the Southeastern and Midwestern United States. With iPCS, AirGate will cover more than 80 percent of the POPS in our combined territory. We believe that, with our attractive markets, larger scale and strong support of Sprint PCS, we'll have the formula for success, creating enhanced growth and profit opportunities.

                    AirGate continues to expect to reach EBITDA positive in the second calendar quarter of 2002. As a result of this transaction, on a combined basis, the company expects to reach EBITDA positive one quarter later.

                    We are excited to be the largest Sprint PCS affiliate based on covered POPS and look forward to working with iPCS's talented management team. And now, if you have any questions, Alan and I and Tim would be happy to address them.

Operator:           Thank you, gentlemen. Ladies and gentlemen, if you wish to register for a question, please press the one followed by the four on your telephone. You will hear a three-tone prompt acknowledging your request. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the one, followed by the three. If you are on a speakerphone, please pick up your handset before entering your request.

                    One moment, please, for the first question. John Bensche with Lehman Brothers. Please go ahead with your question.

John Bensche:       Hi. Congratulations, Tom and Tim, on a good deal here. The question I have is for you, Tom, as you look at acquisition versus organic growth, what are your thoughts on the balance of the two, in terms of growing AirGate going forward, this is a bit of a change from where you had been. And secondly, what do you think about contiguous versus non-contiguous, clearly this is non-contiguous, does that at all make it difficult to realize scale or synergies in the merger between the two?

T. Dougherty:       John, the first part of your question about growth, as you undoubtedly know, and we've certainly told other analysts and investors, we are very focused on operating metrics.
                    AirGate has been very successful in achieving good metrics by keeping its nose close to the grindstone. We focus on the important operating elements, sales, marketing, high network quality and absolutely deliver on the numbers. There'll be no change in that. We will continue to focus on our core business and as we have brought this transition into play, we will be just as focused on the operating metrics of the new territory currently branded as iPCS.

                    The second part of your question about continuity. I have been in this business for a long time and in the cellular business, years ago, it was very important contiguous territory because you had to reestablish a brand name and no one had a national footprint. This particular situation with Sprint allows a very wide degree of geography that could be operated just as well as those close by, because you got one common brand name throughout the country and Sprint and its affiliates together provide a national footprint. There's absolutely--as long as we have a big, well-run operation at what is now iPCS, we're very confident that it can be run very smoothly just as we have AirGate up to this point. Does that answer your question, John?

J. Bensche:         Yes, it did. If I could ask one follow up to Alan. Do you
                    have revised financial guidance for say the `02 period when the iPCS transaction, I guess, should impact pretty much the first three quarters? Last three fiscal quarters of your numbers?

A. Catherall:       We all get confused at times, John, on the fiscal quarter
                    versus calendar quarter.

J. Bensche:         It's a good time to calendarize that, Alan.

T. Dougherty:       I think it may be a good time to fiscalize it actually.

A. Catherall:       I--actually, John, with regard to guidance we're working
                    through the numbers right now. We have provided, as Tom indicated, guidance on the EBITDA break-even date. And, quite honestly, that is the only guidance we'll provide regarding 2002 at the moment.

J. Bensche:         Thank you.

Operator:           Bill Benton with William Blair.  Please go ahead with your question.

Bill Benton:        Good morning,  guys, congratulations.

T. Dougherty:       Thank you, Bill.

B. Benton:          You have even more reason to come visit me in Chicago now.

T. Dougherty:       With pleasure, Bill.  With pleasure.

B. Benton:          Yeah. Just with a--as an FYI, they have great coverage from
                    Chicago to St. Louis, and I think Tim already knows that.

T. Dougherty:       Thank you, Bill.

T Yager:            Good.

T. Dougherty:       I'll drive it and test it.

B. Benton:          Just a couple questions, and maybe these are really
                    questions for Tim. I wonder if you could comment--I know you said the competitive environment in those iPCS markets is lower, or is less I should say. And I was wondering if you could just talk about how that maybe situation is changing.
                    And then maybe another question for Tim, which is, I presume, given this property that you had sufficient interest among several affiliates and I'm just curious on your thoughts, you know, I have my own reasons why you'd choose AirGate, but I'm just curious on, you know, why you chose AirGate?

T. Yager:           Sure. First question Bill, in terms of the competitive
                    landscape, it is starting to change. We see SunCom brands in our Iowa market starting to compete with us. We know AT&T's coming into Illinois, they're not in all our markets yet in Illinois. They're not in our Michigan markets yet, but they're coming. But, as we've said on our own calls in the past, Verizon's our strongest competitor across both of our footprints. But, it's still very fragmented in terms of our overall footprint.

B. Benton:          OK.

T. Yager:           With regards to the second question in terms of who we
                    talked to in this process. I think, as you and most of the people on the call realize, everyone--it's a very small space with the affiliates and we all talk to everyone. And I think it was clear as we went down the road that AirGate was the right alternative for our shareholders of iPCS and provided a tremendous amount of value to our shareholders.

B. Benton:          OK.  Well, great.  Well, congratulations, again, guys.

T. Yager:           Thanks, Bill.

A. Catherall:       Thanks, Bill.

Operator:           Aryeh Bourkoff with UBS Warburg.  Please go ahead.

Aryeh Bourkoff:     Yes. Thank you and congratulations. Just a question on the organization rollout structure if possible. Can you talk about how the iPCS entity is being rolled in. Is that gonna be an [inaudible] that remains on its own. And, also if you could talk about the change of control. Thank you.

A. Catherall:       Thank you for the question, this is Alan Catherall. This--
                    the structure is gonna be organized as an unrestricted subsidiary, iPCS will become an unrestricted subsidiary of AirGate and essentially the two credits will remain independent. The silo approach that

                    I'm sure you're very familiar with and that--to use that description. And I believe change of control, with the structure, the change of control does not come to play.

A. Bourkoff:        OK, thank you.

Operator:           Michael Attar with Morgan Stanley. Please go ahead with your question.

Michael Attar:      Hi. Congratulations on it, guys. Couple questions, first,
                    just in terms of financials for the rest of the year, up through the acquisition there'll be no--until the acquisition closes, obviously no impact on the numbers for AirGate. Will you breakout going forward the iPCS results on the quarterly calls, just informationally?

T.  Dougherty:      We would expect to breakout some of the operating metrics of
                    iPCS separately . I think we wanted to make sure that everybody understands how well we're performing in both sets of markets.

M. Attar:           OK. And then I understand the--you indicated a substantial cash cushion after the acquisition is closed. Can--I know, it's early, any visibility or granularity you can give us on that in terms of where you expect to stay in terms of cash cushion or credit availability at the point when the companies, on a combined basis, turn EBITDA positive?

A. Catherall:       Yes, Mike. Early indications are by the time we turn EBITDA positive on a combined basis, the cash cushion will be 100 to 100--130 to $140 million.

M. Attar:           OK.  OK.  Thanks a lot.

Operator:           Sherryn Kinsey with CS First Boston. Please go ahead with
                    your question.

Cindy Motes:        Hi, Tom.

T. Dougherty:       Yes?

C. Motes:           It's actually Cindy Motes, sorry about that.

T. Dougherty:       Hi, Cindy.  How are you?

C. Motes:           I'm good, thanks. Congratulations to you and Tim and Alan, it's a really smart deal. Anyway, I just--you might of talked about this but I got disconnected off the call at one point. But, would you consider possibly, I guess, more acquisitions down the road? Especially, I guess, you know, if you're gonna have that kind of sizable cash cushion I guess, you know, out next year, is that something you would also look to do? And then, obviously Sprint PCS has got to approve this, but I--is it--I guess it would be safe to say that they're pretty pleased with this sort of consolidation that's going on, especially, you know, coming from yourselves given the value you've created?

T. Dougherty:       I--well, let me answer the second one first. The--we--Sprint
                    PCS has been notified and Tim will be writing requesting the formal approval in the coming days. We would expect that to go forward in a pro forma fashion.

C. Motes:           Sure.

T. Dougherty:       And, you know, I think that Sprint will, you know, has a
                    real--they have a very strong program of affiliation and this will strengthen that program significantly, so, I can't think as they do. But, I would imagine that they would find this to be pretty positive.

                    In terms of additional acquisitions, we are very focused, as I said earlier, on making sure that the operating metrics of our combined company are at a very strong level so that we can get to cash flow positive at the earliest possible date. That is where we're gonna focus our attention. I will also say to you that if we are as disciplined as we were in dealing with our current expansion and working with this transaction, there may be some other transactions that will surface. It will be also very attractive to our shareholders. But we would be obliged to take a look at them. Right now, I don't see anything happening in the near future and I would encourage all of the management of AirGate to focus on operating the businesses that we have at hand.

C. Motes:           And, also, Tom, just following up, I--you don't see any like potential, like, integration issues? I would think this one would be pretty easy to integrate. Is that probably accurate?

T. Dougherty:       That is very accurate. This is--we're using the same billing system--.

C. Motes:           Right.

T. Dougherty:       --And customer care and we have common infrastructure. They have a mixture of Lucent and Nortel equipment, both of them have become very similar in a way that they function. The handset mix is the same. The--you know, we have similar sales commission structures. There is so much similarity you have to really hunt for differences.

C. Motes:           Right.

T. Dougherty:       And we would expect it to have a very smooth transition and the management is going to ensure that that takes place.

C. Motes:           Great. Well, congratulations.

T. Dougherty:       Thank you very much, Cindy.

Operator:           Will Power with Robert W. Baird.  Please go ahead.

Will Power:         Good morning.

T. Dougherty:       Hello, Bill.

W. Power:           Congratulations on putting the transaction together. I--a
                    couple of questions. First, I wonder if you can walk us through potential areas of cost synergies. I know there's already a lot shared back office. But if you can provide any preliminary ranges for, you know, what some of the anticipated savings might look like.

                    And, second, on the revenue side, I think in the second quarter, Illinois PCS is ARPU was about 10 percent or so below your all's ARPU. I wonder if you can give us an indication as to what the differences are there and what you all think you can do to increase Illinois PCS's ARPU up to your current level? Thanks.

T. Dougherty:       Go ahead.

A. Catherall:       Specifically, Will, with regard to the ARPU, there is one
                    major accounting difference between AirGate and iPCS. We recognize the activation fees ourselves over 15 months iPCS uses a recognition period of 30 months. And that difference accounts for about a dollar difference in ARPU between AirGate and iPCS.

                    I think the other factor is--probably relates more to distribution than anything. iPCS has probably, as you know, a great number of local fill-in, local distributors, we operate on--largely on retail stores. Our retail stores are incented to up-sell customers. iPCS's local distributors are now incented to up-sell customers. That wasn't the case for most of this year. They've made a recent change on the commission structure. I think you'll see that benefit in higher ARPU's prospectively for iPCS.

                    With regard to synergies, we didn't do this transaction for synergy savings. I think, as everybody knows, in the Sprint affiliate world, there are some synergy savings at the senior management level, but below that there are very few synergy savings to be gained. I should say, though, that both companies will use this as an opportunity, if you will, to install best practices, both sales, marketing, engineering, finance, throughout the organization and, you know, improve our operating metrics accordingly.

W. Power:           OK.  Great.  Thanks a lot.

Operator:           Ric Prentiss with Raymond James.  Please go ahead.

Ric Prentiss:       Yeah, I'll echo my sentiments, nice deal, guys.

T. Dougherty:       Thanks, Rick.

R. Prentiss:        And also congratulate you on the echo--or on the quality of the network up there. I was in the Midwest all last week and my Sprint phone worked great. A couple questions for you, Tom, you mentioned earlier about how all these markets are adjacent to a lot of the bigger markets in the Midwest. What do you think the impact will be on kind of your in/out roaming issues up there?

T.  Dougherty:      Well, maybe we should let Tim talk about that to begin with.
                    But, the interesting piece about roaming is that the history that we're gaining now will help us in our forward projections. I don't think anyone would bet their entire career on having a wonderful projection about what the in and out roaming would be from say the areas surrounding St.
                    Louis. But, we do believe that there is a very attractive roaming territory in iPCS's territory, perhaps, it's more evenly distributed throughout the year rather than our seasonal, but we would expect them to be net positive for some time to come.

R. Prentiss:        OK. And also, what's kind of the--amount of the ASL
                    customers up there? Is there a lot of prepaid versus post-paid or what's the mix?

A. Catherall:       Rick, this is Alan, it's about the same as AirGate, both
                    companies have approximately 25, 26 percent of net subscribers--sorry, subscribers, rather, at the end of June.
                    And both companies run a similar distribution path, if you will.

R. Prentiss:        OK, sounds good. And you talked also about the sprint local being up in the area. How much a benefit or how do you expect to be able to use that?

T. Dougherty:       Sprint local is just in our territory in--at AirGate in the
                    Carolina's. There is no Sprint local, to my knowledge, anyway, [inaudible] due diligence in iPCS's territory.

R. Prentiss:        All right, my bad. I read it too fast. Congratulations,
                    guys.

T. Dougherty:       Thank you very much.

Operator:           Jennifer Murtaugh with First Union.  Please go ahead.

Jennifer Murtaugh:  Hi, congratulations. Also, you can come visit me in Chicago.
                    Question on two things, can you go through the--if there's any lockup terms regarding Blackstone and the other shareholders, what the duration of that is? And, I think, self-admittedly Sprint kind of admits that Chicago is one of their weaker markets from seeing them in a recent road show, they said that they were changing the infrastructure here. I guess, it's more a question to Tim. Do you think that will improve if it, you know, already good roaming revenue coming from Chicago through your market?

T. Yager:           Sure, Jennifer, I'll take the second one and then let Tom
                    handle the first about Blackstone. But, with regards to Chicago's market, they've made substantial improvements in that market throughout the summer. I know they've had an active capital plan in Chicago. We still see very positive roaming revenues or travel revenues coming out of Chicago as well as Detroit and St. Louis into our markets. So, we think that it only improves from here.

J. Murtaugh:        Great, thanks.

T. Dougherty:       And in terms--I believe your question--your first question was about lockups and so forth.

J. Murtaugh:        [Unintelligible].

T. Dougherty:       We're--we believe that the correct way to deal with a merger of this type is to proactively manage shareholder liquidity.
                    We believe the right way to do this is to get this going as quickly as practical. So we are going to put in place a shelf registration. After close, there'll be a lockup on the shareholders that we will commit to have a planned secondary offering in that 120 days. We will then, after than secondary offering, have lockup provisions that are standard, which I would imagine would be about 90 days.
                    Following that 90-day period, there's still a phase-out for some of the larger shareholders that are some of the founders. It will--they'll have 20 percent of their remaining stock available after that 90-day lockup. There's another 30 percent 90 days later after that. And the remaining 50 percent, 90 days after that. I know that's a rather lengthy answer to your question, but I tried to--.

J. Murtaugh:        No, it's good. It was very thorough. Thank you. That helps a lot. Congratulations.

T. Dougherty:       Sure.

A. Catherall:       And by the way, Jennifer, congratulations to you as well on your upcoming marriage.

J. Murtaugh:        Thank you, Alan.  Talk to you soon.

Operator:           Ned Zachar with Thomas Weisel Partners.  Please go ahead.

Ned Zachar:         Thanks very much. This is one of the rare occasions where
                    you can say that both sides got a good deal. So, congratulations, again.

T. Dougherty:       Thanks, Ned.

N. Zachar:          A couple of questions, Alan, did you say that the cash
                    cushion would be, I think, 100 to 130 to 140 at the time you turned EBITDA positive or free cash flow positive?

A. Catherall:       At the time, we turned EBITDA positive, Ned.

N. Zachar:          And I'm assuming, since you really need separate credits,
                    you'll have to file two separate 10Q's?

T. Dougherty:       That's correct.

N. Zachar:          So we'll get plenty of information there about Illinois PCS.

T. Yager:           Yes, you will.

N. Zachar:          And then a question for Tim, if you could talk a little
                    bit--remind us a little bit about the density and demographics in the Illinois PCS territories, that would be very helpful.

T. Yager:           All right. Our densities are typically above the national
                    average, they're around a hundred. So they're just a mark-- just a hair below what AirGate's densities are. And our demographics are very strong. For instance, our medium income is north of $30,000. And so we have a--we have very good demographics that hold up both on the density to traffic counts as well as the medium household incomes.

N. Zachar:          Terrific.  Thanks, again, guys.

T. Yager:           Thank you.

Operator:           Steve Yanis with Bank of America Securities. Please go
                    ahead.

Steve Yanis:        Hi, Steven Yanis, again, congratulations.

T. Dougherty:       Steven, thanks.

S. Yanis:           Pretty much been exhausted, thanks. Pretty much been
                    exhausted on the fundamental questions. You might of said this, I apologize if you have to repeat yourself. The 1X plan for iPCS in terms of timing?

T. Dougherty:       The timing on 1XRTT is very similar to ours. We would expect to finish collectively and then sort of first or second calendar quarter of next year.

S. Yanis:           And if I could just have a follow-up on that, I guess a non-
                    merger related question. Have you guys been to Kansas, have you played with these handsets? I mean, does the system work, are you impressed? Is it fast? Do you like what you can do?

T. Dougherty:       I really was, Steve. I was out in--we had an affiliate
                    meeting out in San Diego week before last, and at that meeting, a great deal of the time was spent on 1XRTT and what the plans are of implementation. Sprint is obviously going to distribute information about their plans if--later all on their own, but the availability of handsets, the advanced operating systems that they're putting in place, I think are going to be very pleasing to the public. I'll tell you what pleasantly surprised me was that we're gonna have a generous quantity of 1XRTT handsets for the Christmas selling season.

S. Yanis:           Great.

T. Dougherty:       And I think that's going to be--have quite an impact on
                    the--our competitors in the market place.

S. Yanis:           It might be a whole another layer of growth.  Hey,
                    congratulations, again.  Thanks.

T. Dougherty:       Thank you.

Operator:           Jeffrey Thiam with Deutsche Bank.  Please go ahead.

Chris Avery:        Hi, it's Chris Avery sitting in for Jeff. Congratulations. I think, Tim, I was hoping you could share some related numbers from the last quarter for iPCS in the metrics such as CPGA, churn and what ARPU actually was.

T Yager: Sure. Our ARPU for the second quarter was about--our base ARPU was about $56 with travel and roaming it was about $84. Our CPGA was about $320.

C. Avery:           OK, and then churn?

T. Yager:           Our churn, net of 30 days for the second quarter was a
                    little over 2 percent, about 2.1 percent.

C. Avery:           OK.  Great.  Thank you very much.

T. Yager:           You're welcome.

Operator:           Jason Bell with SunTrust Robinson Humphrey. Please go ahead.

Jason Bell:         Thank you. Good transaction. Most of my questions have been answered but just a couple of quick ones. I apologized if this has been asked, but I was disconnected from the call for a little bit. But, do you have like penetration rates, you know, industry penetration averages for Illinois PCS's markets? And, then secondly, I saw that, you know, Illinois
                    PCS had 500 minutes of used excluding roaming. But do you have that figure including roaming? In other words, the outbound travel minutes in the second quarter for iPCS?
                    Thanks.

T. Dougherty:       The first question about penetration in the markets, the
                    iPCS markets are much like ours, they're very close to the national average. And, I'm sorry I missed the second part of the question.

J. Bell: The second part of the question, I saw in--that your minutes of use for the second quarter were about 500 per average sub and it sounds like that excludes roaming. I was wondering what that MOU number was excluding the travel--I mean, including the travel time?

T.  Dougherty:      Total with the outbound travel would be about 590, we have about 90 minutes.

A. Catherall:       And, Jason, this is Alan, that's very--you know, 90 minutes is very similar to AirGate as well.

J. Bell:            Right.  Right.  OK.  Thanks a lot.

T. Dougherty:       Thank you.

Operator:           Steven Wells with Lehman Brothers.  Please go ahead.

Steven Wells:       Thank you. Two questions. Can you review in addition to the high yield offering at iPCS what bank facilities are outstanding, or other vendor debt? And the second question is in iPCS's market are any--are there any next wave licenses that are being held in limbo? And, if so, who were the original bidders back in January? Thanks.

A. Catherall:       With regard to senior secured financing, we have a senior
                    secured facility in place. Lehman Brothers, is the administrative agent. This was prior--formally known as the Lucent vendor financing. Lehman Brothers also took over the small piece that Lucent had not syndicated $8.5 million. So, Lucent is completely out of the paper from B. both providing financing, and B. being the administrative agent.

                    With regard to iPCS, they have a senior secured facility in place led by Toronto Dominion.

S. Wells:           And how much is that for?

A. Catherall:       That's for $140 million.

S. Wells:           With zero balance?

A. Catherall:       They've drawn down $50 million right now.

S. Wells:           OK.  Thanks.

A. Catherall:       And, Tim, can you talk to next wave?

T. Yager:           Sure I can talk generic about next wave. I'll tell you we
                    didn't participate in any of the next wave re-auction. Next wave had a few smaller markets available in our territory.
                    We did not participate so I don't have the details with me today.

S.  Wells:          OK. Thanks.

T. Dougherty:       Operator, could we take one more question?

Operator:           Absolutely.  Paul Wuh with Goldman Sachs.  Please go ahead.

Paul Wuh:           Hi. Just a couple quick questions for you. You had mentioned that you had a cash cushion of 130 to 140 million by the time you turn EBITDA positive. Could you tell us are you fully funded through free cash flow positive? And then if you could, you had mentioned that you would have 1XRTT handsets available for the Christmas selling season. Did you say that you'd have the infrastructure in place by then to support that?

A. Catherall:       Paul, I'll address the cash cushion. I think Tom will talk more about 1XRTT. You know, sorry--the cash cushion through EBITDA positive, as I've said earlier, is approximately 130 to $140 million, both companies are fully funded through free cash flow positive, that's a significant advantage that iPCS brings to AirGate. You know, we don't have to worry about raising capital. Both companies are fully funded, in fact, over funded at both at EBITDA positive and free cash flow positive.

T. Dougherty:       In terms of the infrastructure for 1XRTT, the implementation of 1XRTT is fairly simple and straightforward. The availability of the equipment is scheduled to be available whenever we want it. It's literally a call by the current management of iPCS as to when they would put it in place, and AirGate when we would put it in place. The handsets themselves can be available and be used on the old network as well as the new. So, you--they're backward compatible.
                    So, what we'll do is sell the 1XRTT handsets into the marketplace and we'll let the customer know that they have great future in terms of the services that can be delivered over here. We fully expect that there'll be an overlap of a couple of months where they'll use basically second generation technology but have the handset capable of third generation services soon in the 2002 time frame.

P. Wuh: And we understand that the Korean handset manufacturers will be first with 1XRTT handsets, Samsung and LG. Is that what you're seeing as well?

T. Dougherty:       We have--I don't want to start telling you about Sprint's
                    overall plans, but there will be multiple handset manufacturers in Asia that will have their branded handsets in the marketplace for the Christmas selling season.

P. Wuh:             Thank you very much.

T. Dougherty:       You're welcome.

Operator:           Ladies and gentlemen, that does conclude our conference call for today. You may all disconnect and thank you for participating.

Additional Information

In connection with the proposed merger, AirGate PCS, Inc. will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus will be filed with the SEC by AirGate PCS, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about AirGate PCS, Inc. and iPCS, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations, AirGate PCS, Inc., 233 Peachtree St. NE, Harris Tower Suite 1700, Atlanta, Georgia 30303, Phone: 404 525-7272, Fax: 404 525-7922.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of AirGate PCS shareholders in connection with the proposed transaction, and any description of their direct or indirect interests, by security holdings or otherwise, is available in an SEC filing under Schedule 14A made by AirGate PCS on December 20, 2000.

This communication is not an offer to purchase shares of iPCS, Inc., nor is it an offer to sell shares of AirGate PCS, Inc. common stock which may be issued in any proposed merger with iPCS, Inc. Any issuance of AirGate PCS, Inc. common stock in any proposed merger with iPCS, Inc. would have to be registered under the Securities Act of 1933, as amended and such AirGate, PCS, Inc. common stock would be offered only by means of a prospectus complying with the Act.